Lyn Shenk                                                                                                February 13, 2013
Branch Chief
United States Security and Exchange Commission CF/AD5
100 F Street, NE
Washington, D.C. 20549-3561

RE:          John Wiley & Sons Inc.
Form 10-K; For the Year Ended April 30, 2012
File Number: 001-11507

Dear Mr. Shenk:

This letter sets forth the response of the management of John Wiley & Sons Inc. (the “Company” or “JWS”) to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated February 4, 2013.

Management acknowledges that we are responsible for the adequacy and accuracy of the disclosures in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

The Company’s response is set forth below.

Item 7. Management’s Discussion and Analysis of Business, Financial Condition and Results of Operations

Fiscal Year 2012 Summary Results, page 21

Comment:
With regard to expenses and measures of operating performance, we note that your results of operations disclosure includes a discussion of gross profit, operating and administrative expenses, and operating income at the consolidated level and a discussion of gross profit, direct expenses and amortization, and direct contribution to profit at the segment level. In addition, we note that your statements of income also include cost of sales and amortization of intangibles at the consolidated level. To align your consolidated results of operations reporting format with your statements of income, we believe you should revise your disclosure in future filings to also include a direct discussion of cost of sales and of amortization of intangibles. Your disclosure should discuss and quantify the impact of each (and not netted) significant component of costs of sales that caused costs of sales to materially vary (or not vary when expected to), accompanied by explanation of the underlying reasons for the changes or why expected changes did not occur. We also believe these disclosures are appropriate, in particular in regard to underlying reasons for material changes in costs of sales, at the segment level when a change in cost of sales materially impacts a segment’s measure of profit.

Management’s Response:
The Company agrees to include a separate discussion of cost of sales and amortization of intangibles within the results of operations as well as the segment disclosure and discussion of operating performance.

If you have any further questions please do not hesitate to contact me at 201-748-6534 or Ed Melando, SVP Corporate Controller at 201-748-6159.

Sincerely,

/s/ Ellis E. Cousens
Executive Vice President and
Chief Financial Officer